Exhibit 99.1

REGULATED INFORMATION
INSIDE INFORMATION

Nyxoah Announces Reduction of the Maximum Amount Available Under its At-the-Market Equity Offering Program

Mont-Saint-Guibert, Belgium – May 22, 2024, 10:10pm CET / 4:10pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), announced today that it has reduced the maximum amount of 6,000,000 ordinary shares available for issuance under its “at-the-market” offering (announced on December 22, 2022) by an amount of 1,569,139 ordinary shares, or share capital of EUR 269,579 (excluding issuance premium), resulting in (i) a maximum of 4,430,861 ordinary shares to be issued under its “at-the-market” offering, of which 3,662,699 ordinary shares remain available for issuance, and (ii) an increase of the authorized capital that is available to the board of directors by EUR 269,579. For further context, please refer to section 1.5.2 of the May 22, 2024 board report that is available on the investor page of Nyxoah’s website (https://investors.nyxoah.com/financials > Special Reports).

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

REGULATED INFORMATION
INSIDE INFORMATION

Forward-Looking Statements

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements that are not statements of historical facts are, or may be deemed to be, forward-looking statements. Such forward-looking statements may be identified by words such as “expects,” “potential,” “could,” or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include express or implied statements relating to, among other things, Nyxoah’s current expectations regarding the Genio® system; planned and ongoing clinical studies of the Genio® system; the potential advantages of the Genio® system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio® system; the utility of clinical data in potentially obtaining FDA approval of the Genio® system; the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies; and statements relating to the offering, including the expected closing, the anticipated proceeds from the offering and the use thereof. These statements are neither promises nor guarantees and are subject to a variety of risks and uncertainties, many of which are beyond Nyxoah’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, these risks and uncertainties include, without limitation, risks relating to market conditions and the Company’s inability, or the inability of the underwriters, to satisfy the conditions for the closing of the offering. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. Other risks and uncertainties faced by Nyxoah include those identified under the heading "Risk Factors" in Nyxoah’s most recent Annual Report on Form 20-F filed with the SEC, as well as subsequent filings and reports filed with the SEC. The forward-looking statements contained in this press release reflect Nyxoah’s views as of the date hereof, and Nyxoah does not assume and specifically disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact:

Nyxoah

David DeMartino, Chief Strategy Officer

IR@nyxoah.com